Video - Overview of Oakland Rec Club.

In the video, Sky Wegman, the owner of Oakland Rec Club describes his vision for Oakland Rec Club. Showing footages of the space in construction, Sky describes the features of Oakland Rec Club, including its dining and recreation space, as well as the menu items to be offered. With footages of the surrounding downtown Oakland area, Sky showcases why Oakland Rec Club is in a prime and exciting location. The video also features a celebrity cameo by Kari Byron, Sky's longtime friend and a television host.